[Reference Translation]

June 17, 2026

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION
Name and Title of	Kenta Kon, President
Representative:
(Code Number:	7203 Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: +81-565-28-2121)

Notification of changes to Board Members and Executive Structure

Toyota Motor Corporation today assigned members of the board of directors at its ordinary general shareholders’ meeting, and appointed representative directors and directors with special titles at a subsequent Board meeting. In addition, TMC will implement changes to its executive structure as described below.

Please refer to the attached press release for details on this matter.

-End

Toyota Motor Corporation

TMC Announces Changes to Board Members and Executive Structure

Toyota City, Japan, June17, 2026—Toyota Motor Corporation (TMC) today assigned members of the board of directors at its ordinary general shareholders’ meeting, and appointed representative directors and directors with special titles at a subsequent Board meeting. In addition, on the same day, TMC announced its executive appointments following the ordinary general shareholders’ meeting.

1. Changes to Executives effective June 17

i) Members of the Board of Directors Structure effective June 17

Members of the Board of Directors

(Excluding Audit and Supervisory Committee Members)	*Newly appointed

Name	New Title	Outside/ Independent Member
Akio Toyoda	Chairman of the Board of Directors (Representative Director)

*Kenta Kon *1	President, Member of the Board of Directors (Representative Director)

Hiroki Nakajima *1	Executive Vice President, Member of the Board of Directors (Representative Director)

Yoichi Miyazaki *1	Executive Vice President, Member of the Board of Directors (Representative Director)

Shigeaki Okamoto	Member of the Board of Directors	Outside/ Independent

Kumi Fujisawa	Member of the Board of Directors	Outside/ Independent

*1 Concurrent Operating Officer

Members of the Board of Directors serving as the Audit and Supervisory Committee Members

Name	New Title	Outside/ Independent Member
George Olcott	Member of the Board of Directors (Audit and Supervisory Committee Member) *1	Outside/ Independent

Christopher P. Reynolds	Member of the Board of Directors (Audit and Supervisory Committee Member)

Masahiko Oshima	Member of the Board of Directors (Audit and Supervisory Committee Member)	Outside/ Independent

Hiromi Osada	Member of the Board of Directors (Audit and Supervisory Committee Member (full-time))	Outside/ Independent

*1 Chairman of the Audit & Supervisory Committee

New Member of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

Name	Current Title
Kenta Kon	President Operating Officer Chief Executive Officer

Outgoing Member of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

Name	Current Title
Koji Sato *1	Vice Chairman of the Board of Directors (Representative Director) Chief Industry Officer

*1 Continuing Vice Chairman and Chief Industry Officer

ii) Outgoing Executive Fellow effective June 17

Name	Current Title
Mitsuru Kawai	Executive Fellow (Oyaji)

2. Executives and Organizational Structures as of July 1, 2026

◆ Denotes change to responsibility (does not include organizational name changes)

Vice Chairman

Name	Current	New
◆ Koji Sato	Vice Chairman of the Board of Directors (Representative Director) Chief Industry Officer	Vice Chairman Chief Industry Officer

Operating Officers
Name	Current	New
Kenta Kon	President Chief Executive Officer	President Chief Executive Officer

Hiroki Nakajima	Executive Vice President Chief Technology Officer	Executive Vice President Chief Technology Officer

Yoichi Miyazaki	Executive Vice President Chief Financial Officer	Executive Vice President Chief Financial Officer

Takahiro Imura	Operating Officer Production Group (Chief Officer)	Operating Officer Production Group (Chief Officer)

Tetsuo Ogawa	Operating Officer North America Region (Chief Executive Officer) Toyota Motor North America, Inc.	Operating Officer North America Region (Chief Executive Officer) Toyota Motor North America, Inc.

Tatsuro Ueda	Operating Officer China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.	Operating Officer China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.

Simon Humphries	Operating Officer Chief Branding Officer	Operating Officer Chief Branding Officer

◆Takefumi Shiga	Operating Officer Chief Production Officer	Operating Officer Chief Production Officer Production Engineering Group (Chief Officer)

Executive Fellows / Senior Fellow

Name	Current	New
Koji Kobayashi	Executive Fellow (Banto)	Executive Fellow (Banto)

Shigeki Tomoyama	Executive Fellow Japan Business Group (Chief Officer)	Executive Fellow Japan Business Group (Chief Officer)

Gill A. Pratt	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc.	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc.

Masashi Asakura	Senior Fellow	Senior Fellow

CxOs

CxO	Name
Chief Industry Officer	Koji Sato
Chief Executive Officer	Kenta Kon
Chief Technology Officer	Hiroki Nakajima
Chief Financial Officer	Yoichi Miyazaki
Chief Branding Officer	Simon Humphries
Chief Production Officer	Takefumi Shiga
Chief Risk Officer	Yoshinori Ohno
Deputy Chief Risk Officer	Christopher Yang
Chief Compliance Officer	Yoshinori Ohno
Deputy Chief Compliance Officer	Christopher Yang
Chief Quality Officer	Shinji Miyamoto

In-house Companies

Company	President	Executive Vice President
Advanced R&D and Engineering Company	Hirofumi Inoue	Chika Kako

Carbon Neutral Engineering Development Center	Keiji Kaita	—

Software Development Center	Akihiro Sarada	Toshihiro Izumi (Yoshifumi Kato / DENSO Corporation)
Vehicle Development Center	Takahiro Ishijima	—
Toyota Compact Car Company	Tsukasa Takahashi	—
Mid-size Vehicle Company	Yasushi Ueda	—
CV Company	Takanori Kimata	—
Lexus International Co.	Takashi Watanabe	—
Powertrain Company	Takashi Uehara	—
GAZOO Racing Company	Tomoya Takahashi	—

Regions

Region	Chief Executive Officer / Chief Officer	Deputy Chief Executive Officer / Deputy Chief Officer
Business Planning & Operation	Hiroshi Nanbu (President)	—

North America Region	Tetsuo Ogawa	—

Europe Region	Yoshihiro Nakata	—
Japan Business Group	Shigeki Tomoyama	Kenichi Kitaaki Yasuhiro Arima
China Region	Tatsuro Ueda	*1
Asia Region	Masahiko Maeda	Hao Tien
India, Middle East, East Asia & Oceania Region	Masakazu Yoshimura	—
Latin America & Caribbean Region	Rafael Chang	—
*1	Masahiko Maeda (Chief Executive Officer of Asia Region) will be released of his concurrent position as Deputy Chief Executive Officer of China Region as of July 1.

Business Groups

Business Group	Chief Officer	Deputy Chief Officer
Hydrogen Factory	Mitsumasa Yamagata (President)	—

Frontier Research Center	(Nobuhiko Koga / Toyota Central R&D Labs., Inc.)	—

TPS Group	Ryuji Aiba	—
Business Development Group	Isao Nakanishi	—
External & Public Affairs Group	Hiroyuki Ueda	Yoji Matsuyama
General Administration & Human Resources Group	Yoshinori Ohno	—
Digital Information and Communications Group	Keiji Yamamoto	Toshiyuki Hibi Hideharu Matsuoka
Accounting Group	Takanori Azuma	—
Sales Financial Business Group	Hiroyoshi Korosue	Hao Tien
Purchasing Group	Kazunari Kumakura	Arata Ito
Customer First Promotion Group	Shinji Miyamoto	Keiko Yanagi Koichi Ito
Production Engineering Group	* Takefumi Shiga	* Motoki Watanabe
Production Group	Takahiro Imura	Yoshio Nakamura

END